OPTION PURCHASE AGREEMENT

This OPTION PURCHASE AGREEMENT (this "Agreement") is executed by and between Steven C. Waldron, a Minnesota resident ("Waldron"), and Theodore G. Hollinger ("P2"). Both Waldron and P2 are sometimes referred to herein individually as "Party" and collectively as "Parties."

WHEREAS Waldron desires to purchase shares of common stock of Hydrogen Engine Center, Inc. ("HEC") from P2 and;

WHEREAS P2 owns shares of common stock of HEC and desires to sell said shares to Waldron in exchange for payment set forth below.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the sufficiency and adequacy of which are hereby acknowledged, the Parities agree to the following:

1. Option; Rights; and Payment

A. P2 affirms that P2 owns a certain number of common shares in HEC that entitles P2 to a equity ownership of greater than fifty-one (51) percent in HEC and said equity ownership entitles P2 to exercise voting control of said shares.
B. P2 hereby grants Waldron the sole option to purchase all common shares of HEC owned by P2 at a price of two cents ($.02) per share.
C. The option granted to Waldron shall be for a period of forty-five (45) days from the date of the execution of this agreement.
D. In exchange for P2's grant of option, Waldron will pay P2 fifteen thousand ($15,000.00) dollars upon execution of this agreement.
E. In the event Waldron does not exercise the option, the payment made to P2 for the grant of option shall remain that of P2's.
F. In the event Waldron does not exercise the option, P2 will transfer to Waldron and Waldron will receive from P2 seven hundred and fifty thousand (750,000) common shares of HEC for the payment made in this Section D.
G. The payment provided for in this Section D shall be deducted from the total purchase price paid for all of P2's common shares should Waldron chose to exercise the option within the option period.
H. The parties acknowledge that the option granted in this section will allow Waldron to purchase from P2 an amount of common shares that will effectively transfer equity ownership greater than fifty-one (51) percent in HEC and that will convey voting control of HEC to Waldron by virtue of ownership of the common shares purchased from P2.
I. The parties agree to allow P2 to retain five (5) patents of which P2 has expressed the desire to retain personally, however P2 must assume any additional liability associated with said patents described below:

SCW TGH

- Dual Connecting Rod Piston
- Laminated Internal Combustion Engine (ICE) Design and Fabrication Technique
- Large Displacement Engine
- Indexed Segmented Crankshaft
- Sealing system for Laminated IC Engine

The parties agree to allow the company "First Right of Refusal" on licensing for any of the above.
Board of Directors approval will be required.

2. Ted Hollinger's Employment Agreement

The Non-Compete clause of the agreement will be waived.

3. Amendment/Modification

This Agreement may be amended and/or modified by either Party only upon written notice of proposed amendment and/or modification and the amendment and/or modification shall become effective and herein incorporated into this Agreement only upon acceptance of the amendment and/or modification in writing and executed by signature of both Parties.

4. Integration

This Agreement represents the Parties' complete and final Agreement and supersedes all informal understandings and/or oral or written Agreements relating to the subject matter of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of this day of March 12, 2009.

Name: Steven C. Waldron	Name: Theodore G. Hollinger
By: SC Waldron	Signature: Theodore G. Hollinger
Date: 3-13-09	Date: March 12, 2009